EXHIBIT 12
Dobson Communications Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Loss from continuing operations	$(121,610,063)	$(52,063,197)	$(50,700,357)	$(111,526,572)	$(129,394,000)
Income tax (benefit) expense	(25,593,228)	3,635,201	844,828	(52,177,022)	(36,644,000)
Minority interests in income of subsidiaries	9,754,591	4,866,532	6,541,861	6,520,636	5,517,000
Loss from investment in joint venture	—	—	—	184,380,882	69,181,000

Pre tax (loss) income before adjustment from minority interests in income of subsidiaries	(137,448,700)	(43,561,464)	(43,313,668)	27,197,924	(91,340,000)
Minority interests in income of subsidiaries	(9,754,591)	(4,866,532)	(6,541,861)	(6,520,636)	(5,517,000)
Rental interest factor, which is 1/3 of rental expense	18,832,060	14,688,106	10,507,970	12,863,167	8,369,478
Dividends on mandatorily redeemable preferred stock	22,551,879	32,074,685	30,568,258	—	—
Interest expense	243,002,145	219,658,519	138,147,936	108,330,823	129,154,000

Earnings	$137,182,793	$217,993,314	$129,368,635	$141,871,278	$40,666,478

Fixed Charges:
Interest expense	243,002,145	219,658,519	138,147,936	108,330,823	129,154,000
Dividends on mandatorily redeemable preferred stock	22,551,879	32,074,685	30,568,258	—	—
Rental interest factor, which is 1/3 of rental expense	18,832,060	14,688,106	10,507,970	12,863,167	8,369,478

Total fixed charges	$284,386,084	$266,421,310	$179,224,164	$121,193,990	$137,523,478

Ratio of earnings to fixed charges	n/a	n/a	n/a	1.2X	n/a
Deficiency	$147,203,291	$48,427,996	$49,855,529	$—	$96,857,000